Filed by Take-Two Interactive Software, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No.: 001-35375

The following communication was first made available on January 10, 2022 to employees of Take-Two Interactive Software, Inc.

Team,

Today marks an exciting and transformative moment for Take-Two as we continue to build the most innovative, the most creative, and the most efficient entertainment company in the world. This morning, we announced our strategic combination with Zynga for $12.7 billion in stock and cash, strengthening our position as one of the largest publicly-traded interactive entertainment companies in the world, and making us a leading developer and publisher of mobile games, the fastest growing segment of our industry.

To date, much of our growth and success has been through organic investment in our renowned labels: Rockstar Games, 2K, and Private Division. We have also made strategic investments to enhance our labels’ internal development capabilities, broaden our offerings, and build our presence in mobile, including acquisitions of Social Point, PlayDots, and Nordeus, which now operate together as T2 Mobile Games. As a result, we now have the largest, most exciting, and most diverse pipeline in our Company’s history.

Building upon this success, we believe there is a meaningful opportunity to create even more value for our players, our colleagues and our stockholders by expanding our enterprise. Our combination with Zynga will create an exciting and diverse portfolio of industry-leading titles that are developed by some of the most creative and forward-thinking talent within the industry. With the ability to share best practices across our enterprise, we expect to benefit from substantial development and publishing synergies, unlock significant new revenue streams and reach new audiences around the world. We believe combining our highly complementary businesses and operating at a much larger scale will enable us to deliver significant value to our respective stockholders, including an expected $100 million of annual cost synergies by the end of the second year post-closing and expected annual Net Bookings opportunities of at least $500 million over time. Upon the completion of this transaction, our current leadership team will continue to manage Take-Two going forward, and our new Zynga division will be led by Zynga’s CEO, Frank Gibeau, and President of Publishing, Bernard Kim, will continue to lead Zynga as its own label within the Company.

Zynga’s established track record of strong operational execution and firm commitment to innovation has enabled the company to become a highly successful, top-5 global leader in mobile interactive entertainment. The Zynga approach fits extraordinarily well with how we run our business. Their mass-market, diversified offerings are available in more than 175 countries, and engage 183 million monthly average users across their network. Zynga is home to numerous innovative game development studios, consisting of over 2,200 of our industry’s top creative talent in free-to-play mobile games. In addition, Zynga controls some of the most popular and top-performing franchises, including CSR Racing™, Empires & Puzzles™, FarmVille™, Golf Rival™, Hair Challenge™, Harry Potter: Puzzles & Spells™, High Heels!™, Merge Dragons!™, Merge Magic!™, Toon Blast™, Toy Blast™, Words With Friends™ and Zynga Poker™. Moreover, Zynga’s live operations set the industry standard with best-in-class user acquisition and monetization capabilities, which are enhanced by their advertising platform enabled by Chartboost.

Culturally, Zynga shares our vision and commitment to a global corporate culture based upon respect, collaboration, honesty, integrity, and kindness – values which we all know are key to our own success.

The attached press release includes details of the transaction. We also will be hosting a conference call with Zynga today at 8:00 a.m. ET that you can join at https://ir.take2games.com/. An archived version of the webcast will be available following the call at the same location.

I am immensely grateful to all of you for helping bring us to this exciting new chapter in our history. I look forward to welcoming Frank and everyone at Zynga into the Take-Two family over the coming months

Strauss

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; Take-Two’s dependence on its NBA 2K and Grand Theft Auto products and its ability to develop other hit titles; Take-Two’s ability to leverage opportunities on PlayStation®5 and Xbox Series X|S; the timely release and significant market acceptance of our games; and the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games.

Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants In The Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.